Tower Automotive, LLC

17672 Laurel Park Drive North, Suite 400E

Livonia, Michigan 48152

October 12, 2010

VIA EDGAR AND FAX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: J. Nolan McWilliams

Re:	Tower Automotive, LLC (to be converted to a corporation named Tower International, Inc.)

Registration Statement on Form S-1 (File No. 333-165200)

Dear Mr. McWilliams:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Tower Automotive, LLC (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 2:00 p.m., Eastern Standard Time, on October 14, 2010, or as soon as practicable thereafter.

In connection with the acceleration of the Registration Statement, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Peter H. Ehrenberg of Lowenstein Sandler PC at (973) 597-2350 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours, TOWER AUTOMOTIVE, LLC

By:	/s/ Jeffrey L. Kersten
Name:	Jeffrey L. Kersten
Title:	Senior Vice President and Corporate Controller

cc: Peter H. Ehrenberg